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JULY  24,  2003

AT  THE  COMPANY:
Douglas  Symons
(317)  259-6413
E-Mail:  dsymons@sigins.com


                   SYMONS INTERNATIONAL GROUP, INC. ANNOUNCES
             RETIREMENT OF G. GORDON SYMONS AS CHAIRMAN OF THE BOARD


Indianapolis,  Indiana  (July 24, 2003) - Symons International Group, Inc. (OTC:
SIGC.OB), a provider of nonstandard automobile insurance today announces the retirement of G. Gordon Symons as Chairman of the Board of the Company and its subsidiaries.

The Company today announced the retirement of G. Gordon Symons, the Company's Chairman of the Board. Mr. Symons will remain as Chairman of the Company's parent, Goran Capital Inc., and its two subsidiaries, Granite Reinsurance Company Ltd. and Granite Insurance Company. Mr. Symons has been Chairman of the Board of the Company since its formation in 1987. He has also served as Chairman of the Board of Goran Capital Inc. since its formation in 1986.

In announcing his retirement from the Company, Mr. Symons stated, " I wish to concentrate my efforts on the business of Goran Capital and in particular, the opportunities that Granite Reinsurance Compnay is now pursuing. For the past year I have been working closely with the new management of Symons International Group, Inc. to improve its performance and focus on profitability. I am very pleased with the changes that have been implemented and the management team that has been put in place."

Douglas Symons has been elected by the Board of Directors to fill the position of Chairman of the Board. The employees, officers, and directors of the Company wish to thank Mr. Gordon Symons for his leadership and commitment throughout the past 16 years and are appreciative of his continued support as Chairman of the Board of Goran Capital Inc.